Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, New York 10019
Tel. # 347-821-3452

January 7, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549
Attn: Kevin Dougherty

Re:	Amincor, Inc.
Registration Statement on Form 10 A1
Filed October 4, 2010
File No. 000-49669

Dear Mr. Dougherty:

We have submitted today for filing Amendment No. 2 to the Registration Statement on Form 10 for Amincor, Inc. as referenced above in response to your comments in the SEC letter dated November 3, 2010.  We have set forth below the comments in your letter and our response to your comments.  Further, as per your conversation with our counsel we have not responded to comments 40 to 54 inclusive relating to the Company’s October 19, 2010 Form 8-K filings as such comments have been addressed in our amended Form 8-K filings for the respective acquired companies.

General

1.
Some of these comments will require changes to the Form 10, while other comments will require new and enhanced disclosure in your periodic Exchange Act reports.  Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended Form 10 or new Exchange Act report we will find your responsive changes.  Disclosure in the Form 10 should be accurate and current as of the date that the registration statement became effective by operation of law.

ANSWER

We have made the required changes in the Form 10 and indicated page numbers and/or sections in the amended Form 10 where the responsive changes are located.

2.
To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Where a numbered comment includes more than one point, ensure that you fully respond to each point.  Further, please provide updated disclosure as appropriate.  This will minimize the need for us to repeat similar comments.

ANSWER

We have complied with this comment.

3.
We note that in response to our prior comments you amended your filing to provide some of the information requested, but have not provided a meaningful written response along with your filing.  In addition to filing amendments to the Form 10, you should submit clear narrative responses to each comment, identifying the specific revisions you are making and providing all analyses and explanations requested; it should be clear how you are satisfying each comment.

ANSWER

We have complied with this comment.

4.
Please refer to General Instructions C(b) and C(c) to Form 10.  In that regard, you provide disclosure which appears to have been incomplete or outdated as of October 4, 2010.  Ensure that your disclosure is complete, updated, and consistent.  For example, at page 4, you indicate that the Target Companies, as defined, “will comprise” your operating subsidiaries, but several paragraphs later you make clear that letters of intent to acquire two of the defined “Target Companies” already have been terminated.  You also refer at page 3 under “Explanatory Note” and elsewhere to your reporting obligations being triggered at some future date, even though the registration statement became effective by operation of law sixty days after it was initially filed.

ANSWER

We have complied with this comment and at pages 3 and 4 under “Explanatory Note” have clarified that as a result of our Form 10 becoming effective our reportingrequirements have commenced and are ongoing as follows:

“Our  Registration Statement became effective on October 4, 2010.  Accordingly, we are subject to the requirements of Regulation 13A under the Exchange Act, which requires usto file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K.  In addition, we are required to comply with all other obligations applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act”.

“Our Web site which is located at http://www.amincorinc.com is currently under construction. When the website is completed, we will make available, through a link to the SEC’s Web site, electronic copies of the materials we file with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other required filings).”

We have further revised Item 1.“Business” section at page 4 of the amended Form 10 to reflect that our sole business at the time of the filing was that of our wholly owned subsidiary Tulare Holdings, Inc. as follows:

“We are a food processing company that is in the business of processing, freezing, packaging and shipping frozen vegetables. We operate through our wholly owned subsidiary Tulare Holdings, Inc.  Tulare Holdings, Inc. was incorporated in Delaware on December 29, 2008 at which time 100% of the membership interests in Tulare Frozen Foods, LLC, a California limited liability company, was transferred to Tulare Holdings, Inc. by Tulare Frozen Foods LLC’s two members, John R. Rice, III and Joseph F. Ingrassia, who through a clerical error had inadvertently been named as the Members of Tulare Frozen Foods, LLC, upon its formation on October 4, 2007.

When this error was discovered, on December 29, 2008, each of Mr. Rice and Mr. Ingrassia, withdrew as members of Tulare Frozen Foods, LLC and the sole member of Tulare Frozen Foods, LLC became Tulare Holdings, Inc.  Concurrently, on December 29, 2008, Tulare Holdings, Inc. sold 37.5 shares representing 25% of the issued and outstanding shares of Tulare Holdings, Inc. to Capstone Special Purpose Fund, LP, a Delaware limited partnership, and 112.5 shares representing 75% of the issued and outstanding shares of Tulare Holdings, Inc. to a wholly owned subsidiary of Capstone Cayman Special Purpose Fund, L.P. Hammond Investments, Ltd., an exempted company incorporated in the Cayman Islands with limited liability, at a per share price of  $1.00, or an aggregate purchase price of $150.00.

On January 5, 2010, Tulare Holdings, Inc. repurchased all of Capstone Special Purpose Fund, LP and Hammond Investments, Ltd. outstanding shares for an aggregate purchase price of $150.00.  Concurrently, in accordance with a verbal employment agreement with James E. Fikkert, Tulare Holdings, Inc’s President, Tulare Holdings, Inc. sold ten shares of common stock to Mr. Fikkert for the nominal consideration of $10.00.  As a result, Mr. Fikkert became the sole shareholder of Tulare Holdings, Inc.

On July 30, 2010, Mr. Fikkert completed a share exchange transaction with Amincor pursuant to which Amincor acquired all of the issued and outstanding shares of Tulare Holdings, Inc. from Mr. Fikkert  in exchange for 1,600 shares of Amincor restricted Class A common stock.  As a result of this transaction, Tulare Holdings, Inc. became a wholly owned subsidiary of Amincor.”

For clarity we have also added a “History of the Company” section at page 6 of the amended Form 10 as follows:

“Amincor, Inc. was incorporated under the laws of the state of Nevada on October 8, 1997 under the name GSE Group, Inc. GSE Group, Inc. was originally formed to provide consulting services for reverse mergers to public shell corporations and private companies seeking to gain access to the public markets. On October 20, 1997, GSE Group, Inc. changed its name to Global Stock Exchange Corp. and on April 28, 2000, Global Stock Exchange Corp. changed its name to Joning Corp (“Joning”). In July 2000, Joning ceased its business activities.  On March 8, 2002, Joning filed a Registration Statement on Form

10-SB under the Securities Exchange Act of 1934 (the “Exchange Act”) as a shell company with the purpose of finding a suitable company for a reverse merger transaction.  Joning ceased filing periodic reports subsequent to its filing of its Form 10-QSB on October 24, 2004 as it did not have the personnel or resources to continue the filings and there was no operating business or pending business transactions.  On February 2, 2010 Joning changed its name to Amincor, Inc.

Joning had no operations until December 2009. In December 2009, the controlling shareholders of the Company, John R. Rice, III and Joseph F. Ingrassia, who were also the controlling shareholders of Capstone Capital Management, Inc., the General Partner of both the Capstone Cayman Special Purpose Fund, L.P. and the Capstone Special Purpose Fund, LP (collectively, the “Capstone Funds”) transferred the Company to the limited partners and creditors of the Capstone Funds. In connection with such transfers, the Company was assigned all of the right, title and interest of the debt owed to the Capstone Funds by Capstone Business Credit, LLC and Capstone Capital Group I, LLC, which were asset based lenders (collectively, the “Lenders”).  The Lenders assigned to the Company their security interests in substantially all of the assets in the following companies that had been financed through the Lenders: Allentown Metal Works, Inc., Baker’s Pride, Inc., Epic Sports International, Inc., Imperia Masonry Supply Corp., Tulare Holdings, Inc., Tyree Holding Corp. and Whaling Distributors, Inc. (collectively, “Borrower Entities”).

Due to the defaults by the Borrower Entities to the Lenders and the Lenders subsequent default to the Capstone Funds, the Capstone Funds acquired control of the various Borrower Entities.  The General Partner of the Capstone Funds, Capstone Capital Management, Inc., installed new management where applicable and restructured or liquidated various investments and consolidated operations of various Borrower Entities.  Thereafter, as authorized under Section 7.03 of the limited partnership agreements of the Capstone Funds, the General Partner authorized a Payment-In-Kind (“PIK”) of shares in Amincor to the investors in the Capstone Funds.  On December 31, 2009, the Company authorized the issuance of shares pursuant to the PIK to the limited partners of the Capstone Funds.

Pursuant to applicable Cayman Island and Delaware limited partnership law, those limited partners of the Capstone Funds that had placed redemption requests with trade dates prior to December 31, 2008, the date on which redemption on the Capstone Funds was suspended, became creditors of the Capstone Funds and were issued shares of preferred stock in Amincor and those limited partners that had placed redemption requests with trade dates subsequent to December 31, 2008 or that had not made redemption requests were issued shares of Class B non-voting common stock in Amincor. The PIK shares were assigned a value of ten ($10.00) dollars per share.  The number of shares allocated to each fund investor was determined based on the net asset value of the fund investor’s proportionate interest in the Capstone Funds as of December 31, 2009.  The issuance of the payment-in-kind shares settled all of the investor interests in the Capstone Funds.  The PIK was effective as of December 31, 2009 and all shares were issued to each class of shareholder shortly thereafter.

On January 28, 2010, the Company entered into separate letters of intent to acquire the outstanding stock of the following companies: Baker’s Pride, Inc., Epic Sports International, Inc., Masonry Supply Holding Corp., Tulare Holdings, Inc. and Tyree Holdings Corp. (collectively, the “Target Companies”).  Additional letters of intent were entered into with Allentown Metal Works, Inc. and Whaling Distributors, Inc., but were subsequently terminated by the Company after completion of its due diligence.  The acquisition of Tulare Holdings Inc. was completed on July 30, 2010 and the acquisitions of Baker’s Pride, Inc. Epic Sports International, Inc., Masonry Supply Holdings Corp. and Tyree Holdings Corp. were completed on October 18. 2010 as described in the Company’s October 19, 2010 8-K filings  with respect to such transactions.

Amincor’s officers and directors will be responsible for the strategic direction of the operating subsidiaries.  The Company intends to accomplish this through strategic planning, raising capital for business expansion via internal growth or acquisition and exploring opportunities for each subsidiary.  The executive management teams of each of the subsidiaries have  substantial experience in their respective fields and will have responsibility for the operation of their business unit subject to overall direction of Registrant’s management.

Amincor’s management is actively engaged with the management of each subsidiary to set mutually agreed upon goals and objectives.  By frequent site visits, weekly and monthly conference calls and various reporting requirements such as budget to actual comparison, cash flow monitoring, accounts payable and account receivable management, credit and collections discussion and reporting Amincor management is able to assist management of the subsidiaries in executing their business plans and making resources available to them.  Amincor management will also look for opportunities to further the subsidiaries business plans that may not be readily apparent to operating company management as they run the day to day operations of their company.”

5.
Please be advised that your reporting obligations require you to file interim financial information for the quarter ended September 30, 2010 on Form 10-Q no later than November 17, 2010, forty-five days after the effective date of your registration statement.

ANSWER

The Company’s Form 10-Q for the quarter ended September 30, 2010 was filed on November 30, 2010.

6.
The discussion throughout your amended filing mentions multiple entities that are related to you through shares ownership.  To clarify for the reader the affiliations amongst the various related entities, discuss in necessary detail the “restructuring” that led to the filing of this Form 10.  In addition to the enhanced discussion of the background of the transactions and parties involved, also provide diagrams to show relative ownership and the various affiliations of the parties involved, both before and after the restructuring.

ANSWER

Please see the “History of the Company” as specified in the answer to question 4 above and as set forth on page 6 of the amended Form 10.

The “restructuring” described above was undertaken after substantial consultation with a third party consultant Houlihan Smith & Company Inc. (Houlihan) which was engaged at the request of several of the limited partners of the Capstone Funds.  Houlihan’s initial engagement was to provide a valuation of the assets that remained in the Capstone Funds.  During the initial engagement, the Capstone Funds’ investors requested that Houlihan also be engaged to assist in the development of a liquidity plan for the remaining assets of the Capstone Funds.  Houlihan was further engaged to provide investment banking services to raise debt and/or equity for the Borrower Entities.  However, this engagement was subsequently terminated because Houlihan was unsuccessful in its endeavor to raise debt and/or equity for the Borrower Entities due to the global financial crisis and the state of the economy in 2008 and early 2009.

In addition, Houlihan was also engaged at the request of the Capstone Funds’ investors, to oversee the activities of the General Partner during the implementation of the liquidity plan. This was done by the establishment of an investor advisory committee (the “Advisory Committee”).  The Advisory Committee was comprised of six (6) representative investors of the Capstone Funds.  The Advisory Committee met via conference call every four to six (4-6) weeks throughout 2010.  Recordings of all conference calls and copies of all related meeting materials were distributed to all Class B common and Preferred shareholders of Amincor.  The last Advisory Committee meeting was held on November 4, 2010.  No additional Advisory Committee meetings are scheduled as the Company is now reporting under the Securities and Exchange Act of 1934, as amended.

7.
For example, include a chart showing the relationships among the registrant and all the Capstone “group of companies” to which you refer at pages 15 and 16.  Please clarify which entities comprise the Capstone “group of companies.”  Be sure to discuss and present diagrams showing  the relations among the following entities: Tulare Frozen Foods LLC; Tulare Holdings, Inc; Capstone Cayman Special Purpose Fund L.P. and Capstone Special Purpose Fund LP, which pages F-12 and F-22 suggest are the 75% and 25% owners of Tulare Holdings, Inc.; Capstone Capital Group I, LLC and Capstone Business Credit, LLC, the financing platforms for the Capstone Funds; Capstone Capital Management, Inc.; and the material limited partner investors in the Funds.

ANSWER

The charts which show the relationship among the Registrant and the Capstone “group of companies” are attached as Exhibit 99.5 to the amended Form 10.

8.
Also provide diagrams and text to present clearly the restructuring transaction whereby (1) the financing platforms foreclosed on the defaulting business, (2) assets were transferred to the public shell company Amincor, and (3) Capstone converted the LP investors interest into Class B common and preferred shares in the public shell, as payment-in-kind for the money owed to such investors for their interest in the Funds.

ANSWER

Please see the responses to comments 4 and 6 above and the charts attached as Exhibit 99.5 to the Amended Form 10 which show the relationship among the Registrant and the Capstone “group of companies”.

9.
Discuss how and when these various steps took place, and clarify whether all limited partners have accepted the offered consideration.  Qualify how the amount and type of consideration were determined in each case.  In the diagram(s), specify each entity’s full name as well as abbreviated name, if any, that you use throughout the registration statement, and the person or persons who control such company.

ANSWER

Please see the responses to comments 4 and 6 above and the charts attached as Exhibit 99.5 to the amended Form 10 which show the relationship among the Registrant and the Capstone “group of companies”.

10.
If there was any shared control or other affiliation between Amincor or Joning or affiliates and any of the “Target Companies” prior to the January 28, 2010, letter of intent, disclose all such issues in necessary detail.

ANSWER

As officers and directors of the General Partner to the Capstone Funds, John R. Rice III and Joseph F. Ingrassia had to exercise a certain level of control over the various Borrower Entities (a/k/a “Target Companies”) after such companies defaulted on their loans to the Lenders.  Messrs Rice and Ingrassia were the President and Vice-President, respectively, as well as members of the Board of Directors of each of the Target Companies.  By holding these management and director positions, Messrs Rice and Ingrassia were able to install new management, restructure or liquidate various investments and consolidate operations of the Target Companies.  Messrs Rice and Ingrassia received no salary or benefits from acting in these capacities on behalf of the Target Companies and undertook such duties to attempt to create value for the shareholders of Amincor, Inc.

Capstone Business Credit, LLC and Capstone Capital Group I, LLC, as asset based lenders, had a debtor/creditor relationship with the Target Companies.  Messrs Rice and Ingrassia are the managing members of Capstone Business Credit, LLC and Capstone Capital Group I, LLC.

11.
Disclose in necessary detail any ongoing relationships among Amincor, Tulare, and any of the Capstone group of companies or affiliated entities.  If any individuals receive compensation from more than one entity or hold positions with more than one entity, discuss the particulars.

ANSWER

The ongoing relationship among Amincor, Tulare and any of the Capstone group of Companies or affiliated entities is set forth below and in the response to comment 4 and at pages 4 and 6 of the amended Form 10.

Tulare is a wholly owned subsidiary of Amincor and since January 1, 2010, Tulare’s operations have been financed by allocations of capital from Amincor.   There are no other ongoing relationships between Amincor, its subsidiary Tulare, and Capstone Business Credit, LLC, Capstone Capital Group I, LLC or Capstone Capital Management, Inc.

Below is a list of Amincor and the Capstone entities and the positions held by each of John R. Rice III, Joseph F. Ingrassia and Robert Olson in each of them.  No individual receives compensation from any entity listed below.

Name	Amincor, Inc.	Capstone Capital Management, Inc.	Capstone Business Credit, LLC	Capstone Capital Group I, LLC

John R. Rice, III	President / CEO / Director	President	Managing Member	Managing Member
Joseph F. Ingrassia	Vice-President / Director	Vice-President	Managing Member	Managing Member
Robert L. Olson	Chief Financial Officer / Director	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer

12.
Throughout your filing you use generic labels, such as “related entity,” or “related lender,” or the “stockholder,” or “parent.”  Please revise your document throughout to eliminate such generic terms and replace with the specific named parties.  For example, refer to pages 12 (“Factor,” undefined term); F-12 (“Certain officers, directors and shareholders”); F-22 (“Certain officers, directors and shareholders”); F-33 (“related party”); and F-36 (“related party”).

ANSWER

We have revised the Form 10 throughout to eliminate generic terms and replaced them with specific named parties.  We have not eliminated the generic terms in our financial statements due to the undue burden, cost, time and expense of doing so at this time.  Below, we provide a glossary of terms cross referencing our financial statements.

As a point of clarification, if the “related party” refers to a “factor” or “factoring agreement”, then Capstone Business Credit, LLC, provided the asset based lending.  If the “related party” refers to “purchase order” or “purchase order financing”, then Capstone Capital Group I, LLC, provided the asset based lending.

On Page F-12:

•	“Factor” refers to Capstone Business Credit, LLC;
•	Under Equity transactions “two related entities” refers to Capstone Business Credit, LLC and Capstone Capital Group I, LLC
•	Under Equity Transactions “Certain shareholders” refers John R. Rice, III and Joseph Ingrassia
•	Under Acquisition of “two related entities” refers to Hammond Investments, Ltd.(a wholly-owned subsidiary of Capstone Cayman Special Purpose Fund L.P.) and Capstone Special Purpose Fund L.P.
•	The “shareholders of the related entities” refers to Capstone Cayman Special Purpose Fund L.P.) and Capstone Special Purpose Fund L.P.
•	In the second paragraph under Acquisition of “Certain officers, directors, and shareholders” refers to John R. Rice, III and Joseph F. Ingrassia

On Page F-22

•	“Certain officers, directors and shareholders” refers to John R. Rice, III, and Joseph F. Ingrassia;
•	Under Equity Transaction of “Two related entities/related entities” refers to Capstone Cayman Special Purpose Fund L.P. and Capstone Special Purpose Fund L.P.
•	Under Subsequent Events “certain shareholders” refers John R. Rice, III and Joseph Ingrassia
•
Under Subsequent Events “two related entities” refers to Hammond Investments, Ltd. (a wholly-owned subsidiary of Capstone Cayman Special Purpose Fund L.P.) and Capstone Special Purpose Fund L.P. and “shareholders of the related entities” refers Capstone Cayman Special Purpose Fund L.P. and Capstone Special Purpose Fund L.P.

•	Under subsequent events “certain officers, directors and shareholders refers to John R. Rice, III and Joseph F. Ingrassia

On Page F-30, under Organization and Nature of Business, “Tulare’s two members” refers to John R. Rice, III and Joseph F. Ingrassia

On Page F-33, “Related party” refers to Capstone Business Credit, LLC  and “Due from Factor-Related Party” refers to Capstone Business Credit, LLC

On Page F-34, Income taxes – chart, “Related party rent” refers to Capstone Business Credit, LLC

On Page F-36,

•	“Related party” refers to Capstone Capital Group I, LLC
•	“Loan Payable – Related Party” refers to Capstone Capital Group I, LLC

13.
It has come to our attention that a “winding up petition” has been filed in the Grand Court of the Cayman Islands, which has been identified as Cause No. 165 of 2010.  Insofar as the petition appears to have been filed in June of this year, and appears to involve (1) several Capstone entities, (2) your officers, and (3) the issuance of shares of Amincor by Amincor, explain why there is no discussion of the petition or the allegations at appropriate places in the registration statement, including the Legal Proceedings discussion at page 19.  We may have additional comments.

ANSWER

The “winding up petition” with respect to Capstone Cayman Special Purpose Fund L.P. filed in the Grand Court of the Cayman Islands, Cause No. 165 of 2010 has been resolved.  With concurrence of the Petitioner in that proceeding, the General Partner of the Fund, Capstone Capital Management, Inc., has selected Deloitte & Touche to act as the liquidator of the Capstone Cayman Special Purpose Fund L.P. and such appointment has been confirmed by the Grand Court of the Cayman Islands.  There was no discussion of the petition in the Registration Statement as the petition does not directly involve any entities other than the Capstone Cayman Special Purpose Fund, L.P. nor were the officers or directors of Registrant or of the General Partner of the Capstone Cayman Special Purpose Fund, L.P. named parties to the proceeding.

14.	Explain how and by whom Amincor shares were valued for the purpose of any exchanges or acquisitions, including any “restructuring.”

ANSWER

The shares were valued by Amincor management based on the closing capital accounts of the limited partners and creditors of the Capstone Funds.  The capital account balance was divided by $10.00 to determine the number of Class B common shares to issue and for creditor limited partners the account balance was divided by $100 to determine the number of preferred shares to issue.

The calculation of $10.00 per share for common shares and $100.00 per share for preferred shares was chosen as the basis for calculating the number of shares of stock based on such stockholders net asset value in the respective Capstone Funds so that that each limited partner’s relative interest in Amincor would be the same as it was in the limited partnerships.

15.
With a view toward disclosure, explain to us in further detail why the various issuances of shares you describe in connection with the restructuring and any acquisition did not require the filing of a registration statement or registration statements pursuant to the Securities Act of 1933.

ANSWER

As set forth below and in Item 10.  “Recent Sales of Unregistered Securities” at page 24 of the Amended Form 10, the various issuances of shares in connection with the restructuring and the Tulare acquisition (and the subsequent acquisition of the Target Companies) are exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as the issuances did not involve a public offering.

16.
If you do not believe that any of the transactions constituted or will constitute a “roll-up transaction” for purposes of the federal securities laws, please explain the reason(s) for your position in necessary detail.  Item 901(c)(1) of Regulation S-K provides in part that a roll-up transaction” means a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any such partnerships will receive new securities, or securities in another entity.”

ANSWER

Under Item 901(c)(2) of Regulation S-K, the transactions listed in Amincor’s Form 10 do not constitute a “roll up transaction” for purposes of federal securities laws because under 901(c)(2)(ii) the securities issued or exchanged are not required to be and are not registered under the Securities Act of 1933 (as amended) and the limited partnership agreements authorize the General Partner to provide for distribution to the partners or creditors of a payment-in-kind.

17.
For any transaction since January 1, 2009, in which Amincor or Joning shares have been issued or exchanged or will be issued or exchanged for partnership interests in a combination or reorganization or restructuring, please describe in necessary detail the following items:

•	How and when the partners were notified of the proposed exchange or issuance;

ANSWER

The limited partners of the Capstone Funds were notified of the proposed exchange or issuance in a series of communications from the General Partner and also on November 20, 2009 in a conference call wherein the restructuring (as more fully detailed in response to questions 4 and 6 above) was described and a presentation was made by the General Partner and Houlihan.  This conference call, and all subsequent conference calls, was recorded and distributed to all limited partners whether or not they participated in the conference call.  Investors were also invited to submit questions to the General Partner, who compiled the questions and responses and distributed them to all of the Capstone Funds investors.

•	Whether limited partners were afforded the opportunity to vote on or otherwise approve or disapprove of the proposed transaction, and if so, describe the particulars;

•	The final vote tally or outcome of the solicitation, in both raw numbers and percentages;

ANSWER

No vote or other approval of the Limited Partners was required, as the Limited Partnership Agreements (“LPA”) of both Capstone Funds authorized the General Partner to make payments-in-kind as per Section 7.03 of  the respective LPA.

•	Whether the issuer (Amincor or Joning) was specifically identified in the original limited partnership at the time of its formation; and

ANSWER

Neither the issuer nor any other company was identified in the original limited partnership at the time of its formation.

•	Whether the issuance or exchange was consistent with the pertinent provisions of the partnership agreement, citing for us the precise provisions involved.

ANSWER

The issuance or exchange was consistent with the provisions of the partnership agreements.  Pursuant to Section 7.03 of the LPA for the Capstone Cayman Special Purpose Fund, L.P. and to Section 7.03 of the LPA  for Capstone Special Purpose Fund, LP, text of which is as follows with the relevant position underlined:

“ Section 7.03 Withdrawal Procedure.

With the consent of the General Partner, which may be withheld in its sole discretion, Limited Partners may be permitted to withdraw from the Partnership after one (1) year from the date of the Limited Partnership Interest quarterly at the end of the calendar quarters ending March 31, June 30, September 30 or December 31 on one hundred and twenty (120) days prior written notice to the Partnership (the “Permitted Withdrawal Date”), subject to the certain fees listed below. Should the Limited Partner wish to withdraw from its Partnership prior to one (1) year from the date of issuance of the Partnership Interest and the General Partner consents, the following fees will apply:

Withdrawal Date   Fee
1 to 180 days      5%
181 to 365 days       3%

After the Permitted Withdrawal Date, subject to certain restrictions, Limited Partners may withdraw all or part of their Interests as of the end of the calendar quarters ending March 31, June 30, September 30 or December 31.  The General Partner, in its sole and absolute discretion may reduce or waive any notice period and may permit withdrawals at such other times as the General Partner determines in its sole and absolute discretion.  The Partnership will, as soon as possible, pay the value of any Partnership Interest withdrawn (determined as of the fiscal quarter end).  If practicable, in cases where liquidation of a Partnership position (or a portion thereof) cannot be timely made or would, in the opinion of the General Partner, result in a disadvantageous return or an excessive discount, the Partnership may distribute securities or other property to the withdrawing Limited Partner in lieu of cash for all or a portion of the Interest to be withdrawn.  In view of the anticipated non-liquidity of certain of the Partnership’s investments, the right of withdrawal may be suspended by the General Partner as to all or any portion of the Interest to be withdrawn, to the extent and for so long as is deemed necessary by the General Partner to safeguard the best interests of the non-withdrawing Limited Partners.

In the event a Limited Partner withdraws all of its capital account from the Partnership, the General Partner, in its sole discretion, may make a special allocation to the Limited Partner for federal income tax purposes of the net capital gains recognized by the Partnership, in the last Fiscal Year in which the Limited Partner participates in the performance of the Partnership, in such manner as will reduce the amount, if any, by which such Limited Partner’s capital account exceeds its federal income tax basis in its interest in the Partnership before such allocation.

The Partnership has the right to pay cash or securities, or both, to a Limited Partner that makes a withdrawal from such Limited Partner’s capital account.

A Limited Partner who is withdrawing capital from the Partnership shall, as soon as possible, be paid the value of any Partnership Interest withdrawn (determined as of the fiscal quarter end).

The General Partner may require any Limited Partner to withdraw from the Partnership if the General Partner considers such withdrawal to be in the best interests of the Partnership or for any other reason.  As soon as practicable thereafter, the withdrawing Limited Partner shall receive such Limited Partner’s Capital Account balance as of the withdrawal date, subject to all appropriate adjustments pursuant to the provisions of this Agreement.

In the event of the death of a Limited Partner, the deceased Limited Partner’s Interest shall continue to be deemed to be at the risk of the Partnership business until the end of the then current Fiscal Year, to the fullest extent permitted by law.

All payments under this ARTICLE VII shall be made in cash or securities or both, as the General Partner may, in its sole discretion, determine.”

18.
In your response to prior comment 2 from our letter dated September 3, 2010, you disclose that Messrs. Rice and Ingrassia acquired control of Amincor (formerly Joning Corp.) from former shareholders John O. Jones Jr. and Robert Wilkins in September 2005.   Please disclose what consideration was paid for such shares.

ANSWER

In September 2005, Capstone Trade Partners, Ltd. paid $18,500 for a controlling interest in the Company (then known as Joning Corp.).  Simultaneously, certain shareholders delivered their shares in transferrable form to Capstone Trade Partners, Ltd., which then assigned the right to those shares to Messrs John R. Rice, III and Joseph F. Ingrassia, the principals of Capstone Trade Partners, Ltd.

19.	Clearly disclose the extent of your prior filing delinquency, including your failure to file periodic reports after you filed a report on Form 10-QSB on October 24, 2004.

ANSWER

The Company ceased filing periodic reports subsequent to its filing of its Form 10-QSB on October 24, 2004 as it did not have the personnel or resources to continue the filings and the Company had no operations and there were no pending business transactions.

20.
You disclose that on August 3, 2010, Tulare Holdings, Inc. completed a share exchange with Amincor.  The revised notes to Amincor’s consolidated financial statements disclose on pages F-12 and F-22 that Tulare Holdings, Inc. was incorporated on December 29, 2008 and owned 75% and 25% by two related entities.  Please disclose when and how these two related entities came to control Tulare Holdings and its subsidiary Tulare Frozen Foods, LLC. Also clarify whether these two related entities are Capstone Cayman Special Purpose Funds LP and Capstone Special Purpose Fund LP.

ANSWER

Please see the detailed response as to the ownership structure of Tulare Holdings, Inc. and Tulare Frozen Foods, LLC in the response to question 4 above.  We have also included this information under Item 1. “Business” on page 4 of the amended Form 10.

21.
It appears that Tulare Holdings was not owned by James E. Fikkert prior to the sale to Amincor.  However, as disclosed on page F-22, on January 5, 2010, Mr. Fikkert purchased ten shares of Tulare Holding’s common stock, and then prior to the acquisition and in conjunction with the exchange, the Holdings’ shares owned by the two related capstone entities were retired.  However, you disclose on page F-22 that the share exchange with Tulare Holdings was treated as exchange of shares between entities under common control.  Accordingly, please explain when and the reasons why the Tulare Holdings shares owned by the Capstone Funds were retired prior to the acquisition and in conjunction with the exchange, and clarify if at the time of the share exchange, Tulare and Amincor were entities under common control.

ANSWER

Please see the response to Comment 4 and Item 1. “Business” at page 4 of the amended Form 10.

John R. Rice, III was the Chief Executive Officer and Director, and Joseph F. Ingrassia was the Vice-President, Treasurer, Secretary, and Director of Tulare Holdings, Inc.   and James E. Fikkert was the President of Tulare Frozen Foods, LLC.  Messrs Rice and Ingrassia are also Executive Officers of Amincor, Inc. and constitute a majority of its Board of Directors.  In those capacities, they have exerted significant influence on the decision making of both Amincor and Tulare Holdings, Inc.

Therefore, Amincor’s acquisition of Tulare Holdings Inc.’s stock has been accounted for as an exchange of shares between entities under common control, using the pooling-of-interest method, in accordance with generally accepted accounting principles (GAAP).

22.
Insofar as it appears to potentially impact the company, ensure that you discuss in appropriate detail the nature and status of any pending litigation or labor relations issues involving you or the Capstone entities, particularly with regard to any of the companies acquired or to be acquired via foreclosure by Capstone Capital Group I, LLC and Capstone Business Credit, LLC, the financing platforms for the Capstone Funds.  Tulare, for example, appears to have been in default under financing agreements.  In this regard, we note a lawsuit by the management of Imperia Bros., another operating company you acquired, against Capstone Business Credit, LLC, as disclosed in Note 12 to Masonry Supply consolidated financial statements as filed in a Form 8-K on October 19, 2010.

ANSWER

Management believes the litigation described below will not have a material impact on the related subsidiary companies of Amincor.

There is a disputed Perishable Agricultural Commodities Act (PACA) claim by a grower in California against Capstone Business Credit, LLC and Capstone Capital Group I, LLC.  The title company is defending the PACA law suit in the normal course of their business and settlement discussions are ongoing between the parties to the case.

Capstone Business Credit, LLC is  plaintiff in a foreclosure action against Imperia Family Realty, LLC and has been granted a Judgment of Foreclosure.  Enio Imperia, a former principal of Imperia Bros. Inc. filed a countersuit in response to the foreclosure action by Capstone Business Credit, LLC.  Capstone Business Credit, LLC believes Enio Imperia’s counterclaim, which is being contested, is frivolous in nature and will not be successful.

Management’s Discussion and Analysis, page 11

23.
We see that you have expanded your disclosures to include a more detailed discussion of the changes in your costs of sales in response to prior comment 6 from our letter dated September 3, 2010.  However, we you have not substantively altered your disclosure to discuss the change in revenues related to your product sales.  Please provide expanded disclosure in your amendment to comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of regulation S-K, and FRC §§501.12.b.3 and 12.b.4.

ANSWER

We have changed the relevant section of MD&A at page 16 of the amended Form 10 in response to the comment as follows:

“Net revenues for the years ended December 31, 2009 and 2008 by product line are as follows:

	2009		2008

Spinach	$8,620,000	76.2%	$9,281,000	81.6%
Greens	1,992,000	17.6%	1,498,000	13.2%
Broccoli	617,000	5.4%	453,000	4.0%
Cauliflower	95,000	0.8%	137,000	1.2%
	$11,324,000	100.0%	$11,369,000	100.0%

Net revenues were relatively unchanged for the years 2009 versus 2008.  The net revenues of the spinach line decreased by $561,000 in 2009 as compared to 2008 due to lower tonnage sold in 2009 due to less availability of the spinach crop in 2009.  The net revenues of the greens increased by $494,000 in 2009 as compared to 2008 due to higher selling prices and Tulare concentrated on selling greens as a replacement for the broccoli and cauliflower lines.  The net revenues of broccoli increased by $164,000 in 2009 as compared to 2008, and the net revenues of cauliflower decreased by $42,000 in 2009 as compared to 2008.  Tulare halted the sales of broccoli and cauliflower in October 2009 and June 2009, respectively, since each of these product lines were not profitable.  The broccoli line was reopened for the period January through June 2010 for a program for a specific customer, which was profitable to Tulare”.

Amount Due from Factor and Inventory, page 12

24.
In response to prior comment 7 from our letter dated September 3, 2010, you disclose that “the Lender” assigned all the rights, title, and interest in the Discount Factoring Agreement to Amincor, who then terminated the DFA on December 31, 2009.  Since January 1, 2010, you further disclose that Tulare’s operations have been financed by allocations of capital from Amincor.  Further explain in that regard the related allocations of capital from Amincor.  Further explain in that regard the related disclosure on page 13 under “existing credit facilities” and also in Note 3 to the June 30, 2010 financial statements of  Tulare Holdings on page F-45, which indicated that a purchase order financing agreement is in place.  If true, state explicitly that Amincor is the “related party” referenced.  Also explain the disclosure that Tulare is in default under the agreement with the related party lender and that a waiver has been obtained from such lender.

ANSWER

At the end of 2009, Capstone Business Credit, LLC assigned all of its right, title and interest in its loans to Tulare and the Discount Factoring Agreement with Tulare to Amincor.  Simultaneously, Capstone Capital Group I, LLC assigned all of its right, title and interest in its loans to Tulare and the Purchase Order Financing Agreement with Tulare to Amincor.  Both the Discount Factoring Agreement and the Purchase Order Financing Agreement have been terminated. Since January 1, 2010, Tulare’s operations have been financed by allocations of capital from Amincor.  The capital is initially allocated on similar terms to the Discount Factoring Agreement and the Purchase Order Financing Agreement, with interest charged. Therefore, on Tulare’s individual financial statements, this arrangement produces an interest expense for Tulare.  However, on the consolidated financial statements of Amincor, this interest income received by Amincor from Tulare will be offset and net to zero.  Amincor is not the related party referenced and a waiver has been obtained from the Lender.

Security Ownership of Certain Beneficial Owners and Management, page 14

25.
We note that you revised this table to disclose that the column reporting “percentage of total outstanding shares owned” assumes the conversion of all preferred shares into Class B common shares at ten shares of common stock for each preferred share.  However, the Class B common shares are non-voting.  Please revise table or provide additional tables to clearly delineate all the disclosure Item 403 of Regulation S-K requires, including the percentage of total voting shares owned by each beneficial owner.  See also instructions to Item 403.

ANSWER

Item 4.  Security Ownership of Certain Beneficial Owners and Management on page 18 of the amended Form 10 has been revised as follows:

“ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of our Class A voting common stock by (a) each person known to be a beneficial owner of more than 5% of our voting common stock as of June 30, 2010 by (b) each of our officers and directors; (c) all our officers and directors as a group.  Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address	Number of Class A Voting Shares Owned	Percentage of Class A Voting Shares Owned
John R. Rice III 1 Makamah Beach Road Fort Salonga, New York 11768	3,194,160	42.71%

Joseph F. Ingrassia 14511 Legends Blvd. N Ft. Meyers, Florida 33912	3,194,160	42.71%

Robert L. Olson 24 Brook Hill Lane Norwalk, CT 06851	38,000	0.51%

All Executive officers and Directors as a Group (3 persons)	6,426,320	85.93%”

Directors and Executive Officers, page 15

26.
We note your revised disclosure in response to prior comments 10 and 11 from out letter dated September 3, 2010.  Disclose precisely when each officer first occupied the listed office(s).  Make clear in Mr. Rice’s sketch whether the last sentence refers to business activities in the past five years, and if so, specify the dates and any positions held.

ANSWER

We have revised Item 5. Directors and Executive Officers on page 19 of the amended Form 10 to provide the requested information.

“Mr. Rice has been  the President and a Director of Amincor, Inc. since December 29, 2009 and is jointly responsible, with Mr. Ingrassia, for monitoring the operation and the performance of the operating subsidiary, its management team, execution of its business plans and its growth strategies, which includes identifying opportunities, analyzing acquisition or roll up opportunities, divestitures and investment in the operating subsidiary since January, 2008.   In addition to his duties with his work at Amincor, Mr. Rice is a managing member and principal of the Capstone group of companies which he co-founded with Joseph F. Ingrassia in 1994. Mr. Rice was responsible for overseeing international marketing of Capstone’s programs and services to investors, joint venture partners and various parties who originated business opportunities for Capstone and was jointly responsible with Mr. Ingrassia for banking relationships, client and portfolio management, supervision of due diligence and legal documentation and accounting and administration.  Mr. Rice studied liberal arts and business at the University of Miami.

Joseph F. Ingrassia, Vice-President, Secretary and Director

Mr. Ingrassia has been the Vice-President, Secretary and a Director of Amincor, Inc. since December 29, 2009 and is jointly responsible, with Mr. Rice, for monitoring the operation and the performance of the operating subsidiary, its management team, execution of its business plan and its growth strategies, which includes identifying opportunities, analyzing acquisition or roll up opportunities, divestitures and investment in the operating subsidiaries since January 2008.  In addition to his duties at Amincor, Mr. Ingrassia is a managing member and principal of the Capstone group of companies which he co-founded with Mr. Rice in 1994.  Mr. Ingrassia was responsible for banking relationships, client and portfolio management, supervision of due diligence and legal documentation, and accounting and administration for the Capstone companies. Mr. Ingrassia received a Bachelor of Arts Degree in psychology from Siena College, in 1980 and an MBA from Golden Gate University in 1984.

Robert L. Olson, Chief Financial Officer and Director (“CFO”)

Mr. Olson has been the Treasurer, Chief Financial Officer and a Director of Amincor, Inc. since December 29, 2009 with responsibility for financial projections, preparation of financial reports and required schedules and analysis for the Company’s auditors.  In addition to with his work at Amincor, Mr. Olson has since 2006 been the Chief Financial Officer responsible for preparing financial statements for the Capstone group of companies in connection with the management of the various companies to which the Capstone group of companies had made loans and Mr. Olson supervises the accounting staff, monitors and reviews client account statements, accounts receivable reports, inventory reports, cash flow and other asset based loans and is responsible for accounts payable management, cash management, bank relationship management, general ledger management and audit coordination. Mr. Olson has been chief financial officer for private and publicly held corporations for more than 27 years. Mr. Olson received a Bachelor of Science Degree in accounting from Long Island University in 1965.

Mr. Rice, Mr. Ingrassia and Mr. Olson will each devote as much time as required to their duties as officer and directors of Amincor.  It is anticipated that they will spend approximately seventy percent (70%) of their time on their responsibilities related to Amincor.  The remaining thirty percent (30%) of their time will be spent managing the business operations of the Capstone group of companies.

The business of our operating subsidiary, Tulare Holdings, Inc. (“Holdings”), will be managed by its officers:

James E. Fikkert, President, 58

Mr. Fikkert has been President of Tulare Frozen Foods, LLC since January, 2008 and of Holdings since December 30, 2008.   Mr. Fikkert has an extensive background in the frozen food business with over 25 years of experience. Mr. Fikkert has a strong background in corporate, plant and field operations, planning, team building, supply chain management, and project management. Prior to his position at Tulare, Mr. Fikkert held various managerial positions at The Larsen Company, Birds Eye Foods, Inc., and Flexo Solutions, LLC. until March 2007 and joined Tulare in October 4, 2007. Mr. Fikkert received his Bachelors of Science from the University of Wisconsin in 1974.

Douglas Hagin, Chief Financial Officer, 63

Mr. Hagin was the acting CFO of Tulare on a consulting basis from October 2008 to March 1, 2010 at which time he became Tulare’s fulltime CFO.  Mr. Hagin is responsible for all financial projections and assists in completing the company’s monthly financial reports. In addition, Mr. Hagin is responsible for assisting the Tulare’s President in the company’s strategic planning. Prior to his position at Tulare, Mr. Hagin spent 25 years working in the frozen vegetable industry in various roles from the vice president of sales at Bellingham Frozen Foods to a logistics manager at Birds Eye Frozen Foods, Inc. Mr. Hagin received his Bachelors of Science in Business Administration from the University of Puget Sound in 1969.”

27.	Also, please provide the ages and other detailed five year information item 401(c) of Regulation S-K requires for both the President and the CFO of Tulare Holdings.

ANSWER

We have provided ages and other detailed information for the President and CFO of Tulare in response to question 26 above and at page 20 of the Amended Form 10.

Certain Relationship and Related Transactions, Directors Independence, page 18

Relationships and Transactions, page 18

28.        Please further revise to identify the person who serves as the “controller” for Amincor.

ANSWER

Ruth Abady, a Certified Public Accountant in the states of New York and New Jersey,  serves as the Controller of Amincor, Inc.

Recent Sales of Unregistered Securities, page 19

29.
We note your disclosure provided in response to prior comment 15 from our letter dated September 3, 2010.  Disclose the aggregate amount of consideration received, and the value of the “payment-in-kind,” for the Class B common and preferred shares, as well as for the Class A common shares issued to the shareholder of Tulare Holdings.  Also identify that shareholder.

ANSWER

Please refer to our detailed response under Question 4 above, which states that the payment-in-kind shares were assigned a value of ten ($10.00) dollars per share, and the number of shares allocated to each fund investor was determined based on the net asset value of the fund investor’s proportionate interest in the Capstone Funds as of December 31, 2009.

As noted in Item 10. “Recent Sale of Unregistered Securities” on page 24 of the amended Form 10, the Tulare shareholder is James E. Fikkert and the consideration for issuance of such shares was the exchange of the Tulare shares for Amincor Class A common shares.

As disclosed in the Share Exchange Agreement, dated July 30, 2010, filed as Exhibit 10.1 to the Form 10 dated August 4, 2010, in consideration for exchange of the 10 shares of Tulare common stock owned by James E. Fikkert, Amincor issued James E. Fikkert a total of 1,600 restricted shares of its Class A common stock.

30.
You now disclose that on August 18, 2010, you issued 413,249 shares to eight shareholders whose shares had inadvertently been cancelled when the shares acquired from them by Messrs. Rice and Ingrassia were transferred to Messrs. Rice and Ingrassia.  Please further explain this situation, including how the “inadvertent” cancellation took place, and also disclose the type of shares issued.

ANSWER

In 2005, when Capstone Trade Partners, Ltd. (the “Purchaser”) acquired control of the Company several of the “selling shareholders” delivered all of their shares to the Purchasers’ counsel but were entitled to the return of a certain portion of their shares upon transfer.  However, the transaction which Purchaser contemplated entering at this time of acquisition of control of the Company did not occur.  As a result, the shares that were delivered to the Purchasers’ counsel were held in counsel’s files and were inadvertently not  transferred from the original owners’ to the Purchaser.  Subsequently, when the Amincor transaction proceeded, the shares were forwarded to the Company’s Transfer Agent for cancellation.  Due to the lapse of time since the shares had been acquired, the fact that some shareholders had not sold all of  their shares and therefore were entitled to the return of some shares was overlooked.  Upon discovery of the oversight, the Company issued 413,249 new shares to those shareholders to restore their correct share position.  All of such 413,249 shares were Class A common shares.

31.	Please also disclose in this section when, from when, and for what consideration Messrs. Rice, Ingrassia, and Olson acquired the Class A common shares they now own.

ANSWER

Messrs Rice and Ingrassia acquired their shares via assignment from Capstone Trade Partners, Ltd.  Mr. Olson received his shares from Messrs Rice and Ingrassia on August 2, 2010.

Exhibits

32.
We note your response to prior comment 16 from our letter dated September 3, 2010.  However, to the extent that the letters involve agreements between affiliated parties or are otherwise material, please file them as exhibits pursuant to Item 601(b)(10) of regulation S-K.  For the same reason, please file as exhibits the factoring and financing agreements referenced, respectively, as pages F-33 and F-36.

ANSWER

Each of the Letters of Intent for the “Target Companies” are filed as Exhibits to the Registration Statement as are the factoring and financing agreements referred at pages F-33 and F-36.

Financial Statements for the Year Ended December 31, 2009 and 2008 – Amincor, Inc.

Note 6 – Subsequent Events, page F-10

33.
We have the amended disclosure you added in response to prior comment 17 from our letter dated September 3,2010 and see that while you have listed some of the conditions required to execute a “Definitive Agreement” you have not identified the other pertinent terms and conditions of the letters of intent, such as the expected purchase price, form and amount of consideration to be exchanged, and the expected timeframes to complete the transactions.  Please provide this disclosure for the letters of intent of each of the prospective acquisitions, based on the information that you had at October 3, 2010, the date your registration statement became effective.

ANSWER

Each acquisition was conditioned upon the completion of due diligence and an audit of each of the Target Companies.  In each letter of intent, there is no defined purchase price because the acquisition transaction was for the issuances of stock in exchange for the ownership interest of the respective Target Company.  As noted on the respective Form 8-K’s filed by the Company closing of the acquisition of the following companies occurred on October 18, 2010.

Baker’s Pride, Inc.
Tyree Holdings Corp.
Masonry Supply Holding Corp.
Epic Sports International, Inc.

As of October 3, 2010, the following letters of intent were terminated:

Whaling Distributors, Inc.
Allentown Metal Works, Inc.

34.
We see that you filed multiple Form 8-Ks on October 19, 2010 for the subsequent acquisitions of Baker’s Pride, Inc. Epic Sports International, Inc. Masonry Holding Supply Corp., and Tyree Holdings Corp.  Please address the following points:

•
Tell us how you intend to account for these acquisitions in your financial statements for the year ended December 31, 2010, and explain how the accounting you intend to apply to each transaction complies with the guidance in FASB ASC Topic 805.

•	Submit the draft disclosures you intend to include in your next interim filing for each these acquisitions following the guidance in FASB ASC Topic 805.

ANSWER

This comment is more fully addressed on the pro-forma financial statements to the amended Form 8-K filings for Baker’s Pride, Inc., Epic Sports International, Inc. Masonry Supply Holding Corp., and Tyree Holdings Corp. which were filed on December 28, 2010.

35.
We have read the revisions you made in response to prior comment 18 from our letter dated September 3, 2010 and understand that you have characterized your issuance of Class B non-voting common stock and preferred shares as a transaction between entities under common control.  Please address the following points:

•
You state that “two related entities” held interests in promissory notes that were in default.  Please disclose the names of the two related entities and describe their related party relationship with Amincor.

ANSWER

Capstone Cayman Special Purpose Fund, L.P. and Capstone Special Purpose Fund, LP are the two related entities which held interests in promissory notes that were in default.  Capstone Cayman Special Purpose Fund, L.P. and Capstone Special Purpose Fund, LP’s relationship with Amincor is disclosed on page 6 of the amended Form 10 in the “History of the Company” section.

•
You state that “in exchange for the debt, the Company issued shares to the equity holders of the related entities.”  Please expand your disclosures to clearly indicate whether the debt was owned by the two related entities or the equity holders of the related entities.

ANSWER

Capstone Cayman Special Purpose Fund, L.P. and Capstone Special Purpose Fund, LP provided loans to Capstone Business Credit, LLC and Capstone Capital Group I, LLC. The limited partners of Capstone Cayman Special Purpose Fund, L.P. and Capstone Special Purpose Fund. LP became shareholders of Amincor in March 2010 by payments-in-kind as discussed in more detail in the response to comment 4 above so as to reflect their interests in the net assets of the operations of the Borrower Entities. Such interests arose from loans made by Capstone Cayman Special Purpose Fund, L.P. and Capstone

Special Purpose Fund, L.P. to Capstone Business Credit, LLC and Capstone Capital Group I, LLC and which in turn were loaned to the aforementioned Borrower Entities. The Borrower Entities defaults on the loans made by Capstone Business Credit, LLC and Capstone Capital Group I, LLC caused Capstone Business Credit, LLC and Capstone Capital Group I, LLC to default on their loans from Capstone Cayman Special Purpose Fund, L.P. and Capstone Special Purpose Fund, LP Consequently, Capstone Cayman Special Purpose Fund, L.P., through its wholly owned subsidiary Hammond Investments, Ltd., and Capstone Special Purpose Fund, LP were the owners of the net assets of the Borrower Entities.

There was no direct exchange of promissory notes for Amincor shares.  Due to the defaults on the promissory notes, the Lenders became the owners of the net assets of the Borrower entities which were assigned to the Capstone Funds.  Shares of Amincor were then issued to the investors in the Capstone Funds as payment-in-kind for their interests in the net assets of the businesses of the Borrower Entities.

•	Provide a copy of the signed agreement between the equity holders of the two related entities and Amincor which outlines the terms of the exchange of the promissory notes for Amincor shares.

ANSWER

The equity holders of the two related entities received no shares in Amincor in exchange for the promissory notes.

36.
We note that you added disclosures in response to prior comment 19 from our letter date September 3, 2010, stating that 7,056,856 shares of your Class A common stock were retired to reduce certain shareholders’ proportionate ownership interests”…in order to be fair and equitable to all of the other investors in the company.”  Please address the following points:

•	Please identify these “certain shareholders” quantify the number of shares there were retired for each of these shareholders, and describe their relationship to the Company.

ANSWER

Messrs. John R. Rice, III and Joseph F. Ingrassia, the President, Vice President, respectively, and Directors of the Company were the shareholders who retired shares held by Capstone Trade Partners, Ltd. a company of which they were the sole shareholders.

•	Expand your disclosures to describe the events or circumstances that caused shareholders interests in the company to become disproportionate, and prompting your retirement of the shares.

ANSWER

There was no event which caused the shareholders interest to be disproportionate.  Messrs Rice and Ingrassia held the shares as a result of their original acquisition and believed that their holdings were disproportionate and voluntarily retired those shares in order to be equitable to all shareholders of Amincor, Inc.

•	Expand your disclosures to clarify whether these shareholders consented to the retirement of their shares.

ANSWER

Messrs. Rice and Ingrassia consented to the retirement of their shares without compensation.

37.
We note that you amended disclosures in response to prior comment 20 from our letter dated September 3, 2010 and see that you have provided further discussion regarding the acquisition of Tulare Holdings, Inc. (“Holdings”).  Please address the following points:

•
You indicate that Holdings was owned by two related entities under common control prior to the acquisition.  Please expand your disclosures to identify these two parties, and describe their relationship with Amincor, Inc. both before and after the acquisition.

ANSWER

Please refer to the response under Question 4 above.  Additionally, we have included an organizational chart for Tulare Holdings, Inc. as Exhibit 99.6 to the Amended Form 10.

•
You state that Holdings’ shares owned by the two related entities were retired “prior to the acquisition and in conjunction with the exchange of their interest in [Holdings’] debt.”  Please explain why the shares held by these two entities were retired prior to the acquisition, disclose the consideration that each entity received and the exact date that the two related entities’ equity interests were retired.

ANSWER

On January 5, 2010, Tulare Holdings, Inc. repurchased all of the outstanding stock from Capstone Special Purpose Fund, L.P. and Hammond Investments, Ltd. for an aggregate purchase price of $150.00 and concurrently sold 10 shares of Tulare Holdings common stock to James E. Fikkert for a nominal consideration $10.00, and Mr.Fikkert became the sole shareholder of Tulare Holdings, Inc.

•
You state that “… the shareholders of the related entities that owned Tulare’s defaulted debt exchanged their interest in the debt for shares of the Company”  on December 31, 2009.  However, on page F-12 under the subheading “equity transactions” you indicate that these shares were issued on March 2, 2010.  Please explain or correct these inconsistencies in your disclosures.

ANSWER

The PIK shares were authorized by Board resolution on December 31, 2009.  However, the transfer agent did not issue the physical share certificates to the respective shareholders until March 2, 2010.

•	Please disclose the consideration that was paid by the President of Holdings for the 10 shares of Holdings common stock that were purchased on January 5, 2010.

ANSWER

James E. Fikkert was issued the 10 shares of Holdings common stock as a provision of his verbal employment agreement with Holdings and paid the nominal value $10 for the 10 shares of Tulare Holdings, Inc. purchased on January 5, 2010.

•	We expect that you will need to include pro forma financial statements for this acquisition to comply with Rule 8-05 of Regulation S-X.

ANSWER

We believe that the financial statements filed with the Form 10 Registration Statement on August 4, 2010 reflect compliance with Rule 8-05 of Regulation S-X.

38.
We understand from your disclosure that you will not account for the acquisition of Tulare Holdings as a business combination because you characterize the exchange of shares between Amincor and Tulare Holdings as one between entities under common control.  We note that the Share Exchange Agreement that you filed as an exhibit to your Form 10 indentifies James Fikkert as the sole shareholder of Tulare Holdings, Inc. Please describe the relationship between Mr. Fikkert and Amincor, Inc. prior to the acquisition that supports your conclusion that this was a transaction between entities under common control.

ANSWER

James E. Fikkert was and continues to be the President of Tulare Holdings, Inc. and its subsidiary, Tulare Frozen Foods, LLC.  Prior to being acquired by Amincor, Inc., Tulare Frozen Foods, LLC had a debtor/creditor relationship with Capstone Business Credit, LLC and Capstone Capital Group I, LLC.  Messrs. John R. Rice, III and Joseph F. Ingrassia, are the managing members of Capstone Business Credit, LLC and Capstone Capital Group I, LLC.  Messrs. John R. Rice, III and Joseph F. Ingrassia, are also the sole Board of Directors members of Tulare Holdings, Inc.

Tulare Holdings, Inc. was initially owned by Hammond Investments, Ltd. (a wholly owned subsidiary of the Capstone Cayman Special Purpose Fund, L.P.) and Capstone Special Purpose Fund, LP.  The shares in Tulare Holdings, Inc. owned by Hammond Investments, Ltd. and Capstone Special Purpose Fund, LP were retired and James E. Fikkert purchased 10 shares of common stock for a nominal amount pursuant to the terms of a verbal employment agreement.  Subsequently, James E. Fikkert exchanged those shares for Amincor shares.

John R. Rice, III was the Chief Executive Officer and Director, and Joseph F. Ingrassia was the Vice-President, Treasurer, Secretary, and Director of Tulare Holdings, Inc.   and James E. Fikkert was the President of Tulare Frozen Foods, LLC.  Messrs Rice and Ingrassia are also Executive Officers of Amincor, Inc. and constitute a majority of its Board of Directors.  In those capacities, they have exerted significant influence on the decision making of both Amincor and Tulare Holdings, Inc.

Therefore, Amincor’s acquisition of Tulare Holdings Inc.’s stock has been accounted for as an exchange of shares between entities under common control, using the pooling-of-interest method, in accordance with generally accepted accounting principles (GAAP).

39.
We note that the amended disclosures you provided in response to prior comment 21 from our letter dated September 3, 2010, regarding the conversion of the related party loan into additional equity of Tulare Holdings, Inc. in December 2009.  Please address the following points:

You state that “… there was no conveyance of equity instruments upon the debt conversion.”  Tell us how this statement is consistent with your characterization of this transaction as a “conversion to equity” and if your intent was to characterize this transaction as a capital contribution, identify the equity holders who maintained the rights held under the loan when the debt was forgiven and explain how those rights are held afterwards.

Please furnish an executed copy of the agreement between Tulare Holdings and the related party lender which outlines the terms of conversion and legal release of the liability.

ANSWER

There was no conveyance of equity interest instruments of Tulare Holdings, Inc. upon the debt conversion because the acquisition of Tulare Holdings, Inc. by Amincor was anticipated at the time.  Because Amincor was to issue shares upon the acquisition of Tulare Holdings, management believed that it was an unnecessary formality to issue shares of Tulare Holdings only to be followed the retirement of such shares.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You are hereby authorized to forward a copy of your response directly to Company’s counsel, Steven L. Siskind, 1103 Stewart Avenue, Suite 200, Garden City, New York 10022, Tel. (516) 222-1100, Fax (516) 222-1106.

Very truly yours,
Amincor, Inc.

By: /s/ John R. Rice, III
John R. Rice, III, President